Exhibit 99.1

January 24, 2012

Jay Bhatt
President and CEO
Progress Software Corp 14 Oak Park
Bedford, MA 01730

cc:           Board of Directors

Dear Jay,

Thank you for taking the time to meet with us at your offices last week. The meeting was helpful in gaining a better understanding of your thoughts on the business, as well as the future opportunities and challenges facing the Company. We look forward to continuing our dialogue with you and the senior management team.

Starboard Value LP, together with its affiliates (“Starboard”), currently owns approximately 5.1% of the outstanding shares of Progress Software Corporation (“Progress” or the “Company”), making us one of the Company’s largest shareholders. As we discussed with you during our meeting, we believe that Progress is deeply undervalued. In fact, at the current price, we believe that the Company’s Application Development Platforms (ADP) business alone is worth as much as, if not more than, the entire market value of the Company. We believe this valuation discrepancy is, in part, due to the Company’s conglomerate structure consisting of a highly profitable mature business along with a money-losing growth business with little to no overlap.

While we understand that you have only just assumed the CEO position, we believe that the next several months will be critical as you and the Board of Directors (the “Board”) look to position the Company for future success. The purpose of this letter is to outline our thoughts regarding the valuation of the Company and our assessment of each of the Company’s businesses and product lines.

Consistent with how the Company measures its operating performance, for the purposes of our analysis we have separated the business into its three reporting units: Application Development Platforms (ADP), Enterprise Business Solutions (EBS), and Enterprise Data Solutions (EDS).

Application Development Platforms (ADP)

The Company’s Application Development Platforms business (ADP) consists primarily of OpenEdge, a suite of products used by small to medium-sized application software companies to build and run their applications. OpenEdge is sold both directly to IT organizations as well as to Independent Software Vendors (ISVs). Historically, OpenEdge differentiated itself with its ease of development and ability to run with minimal administration, resulting in a low total cost of ownership. While today OpenEdge is a relatively mature technology, its historical benefits resulted in it being embedded in the software of over 1,500 ISVs with more than 60,000 customers worldwide. These ISVs pay Progress a royalty based on revenue they receive from their respective customers. This allows Progress to maintain a very stable customer base with a highly recurring and predictable revenue stream while at the same time minimizing costs. Over the last twelve months alone, the ADP segment has generated revenue of approximately $326 million and operating profits of $199 million.

Application Development Platforms (ADP) Revenue and Profitability			($ in millions)

	2009	2010	2011E
Total Revenue	$328.6	$333.2	$326.5
Growth %		1.4%	(2.0%)

Operating Profit	$170.9	$209.6	$199.2
Margin %	52.0%	62.9%	61.0%

Source: Progress Software public filings. 2011 profit estimates from Wall Street Research.

Although the ADP business is maturing, the recurring and stable revenue stream, substantial switching costs, and sustained profitability make it extremely valuable. When compared to the entire enterprise value of Progress, the EBITDA generated by just the ADP business alone indicates a total company valuation of just 4.6x ADP EBITDA without taking into account any value for the Company’s EBS and EDS businesses, described below.

Application Development Platforms (ADP) Valuation	($ in millions)

PRGS Enterprise Value	$946.6
2011E ADP EBITDA	$204.5

Implied EV / ADP EBITDA	4.6	x

Note: ADP EBITDA estimated based on Wall Street Research estimates. Enterprise value assumes $65 million in share repurchases during fourth quarter were executed at average price of $20.00, resulting in the repurchase of 3.3 million shares. Enterprise Value based on share price as of 1/23/12.

Enterprise Business Solutions (EBS)

The Company’s Enterprise Business Solutions (EBS) business is comprised of a collection of market leading products to help businesses improve performance by gaining visibility into processes and responding to events in real time. This includes the Progress Savvion® business process management suite, the Progress Apama® event processing platform, the Progress Sonic® integration products and certain other products. In contrast to the Company’s maturing ADP business, the EBS segment sells directly to customers in one of the fastest growing segments of the software industry and faces intense competition from some of the industry’s largest players, including IBM, Oracle, Tibco and Pegasystems.

The competitive nature of the EBS business requires Progress to make significant investments in acquisitions, research and development, and sales and marketing to gain the scale needed to compete. However, despite generating revenue growth of approximately 22% per year over the last three years, both organically and through acquisitions, the EBS segment has produced total losses of approximately $154 million over the past three years.

Enterprise Business Solutions (EBS) Revenue and Profitability			($ in millions)

	2009	2010	2011E

Total Revenue	$85.1	$122.1	$136.8
Growth %		43.4%	12.0%

Operating Profit	($55.1)	($40.1)	($59.5)
Margin %	(64.7%)	(32.8%)	(43.5%)

Source: Progress Software public filings. 2011 profit estimates from Wall Street Research.

In 2011 alone, EBS generated losses estimated at $59 million on revenue of $136 million. Yet, despite the Company’s lack of profitability in this market, we believe that the EBS business is quite valuable. According to independent market research, the addressable markets for EBS products are expected to grow to between $2.5 billion and $6.5 billion by 2014. As shown in the table below, the historical and projected growth of the industry has resulted in similar pure-play businesses trading at multiples between 2.4x and 4.9x revenues.

EBS Public Comparable Companies Analysis					($ in millions)

	TIBX		INFA		PEGA

Enterprise Value	$3,946		$3,694		$931
Total Revenue	$920		$755		$391

EV / Revenue Multiple	4.3	x	4.9	x	2.4	x

Note: Total Revenue for latest reported twelve month period. Enterprise Value is based on share prices as of 1/23/12.

Clearly there is a substantial disconnect between the implied value of EBS based on the comparable universe and the valuation implied by Progress’ current stock price. We believe this valuation discrepancy is, in large part, due to two factors; sub-scale revenues and lack of profitability compared to its competitors. In order to address these two issues, revenues must grow rapidly and profitability has to improve. Unfortunately, for the past two quarters it appears revenues in EBS have stagnated and profitability has not improved. This has further exacerbated the valuation discrepancy and must be addressed.

Enterprise Data Solutions (EDS)

The Company’s Enterprise Data Solutions (EDS) business consists of a number of small products including DataDirect Connect, DataDirect Shadow and Data Services. These businesses provide database connectivity and data integration to facilitate communication between databases, mainframes and applications. While revenue has declined over the last several years, the Company has been able to achieve profitability by reducing expenses in the EDS business. Given the mature nature and leading market share in the DataDirect business, we believe the EDS segment could be substantially more profitable.

Enterprise Data Solutions (EDS) Revenue and Profitability					($ in millions)

	2009		2010		2011E

Total Revenue	$83.1		$75.0		$70.4
Growth %			(9.7%	)	(6.2%	)

Operating Profit	($6.4)		($12.9)		$3.5
Margin %	(7.7%	)	(17.2%	)	5.0%

Source: Progress Software public filings. 2011 profit estimates from Wall Street Research.

As shown in the table above, it appears that the EDS business is not currently contributing significantly to either revenue growth or profitability and is non-core to management’s current strategy. We believe the value of the EDS business is not currently reflected in the stock price and could provide incremental upside if divested.

Conclusion:

We believe the current market price of Progress fails to reflect the value of its sum-of-the-parts. In fact, our analysis suggests that the value of the ADP business alone is worth as much as, if not more than, the entire value of the Company, thus implying little, if not, negative value to the EBS and EDS businesses. We believe Progress’ large collection of mostly unrelated assets with substantially different growth and profitability prospects has obscured the true value of the Company. As described above, ADP is a mature business that should be valued relative to its cash flow, while EBS is a growth business that should be valued based on its revenue and future growth prospects. We believe this problem is compounded by the fact that the three segments have little, if any, synergies among them.

We understand that you are new to Progress and are likely undergoing your own review of the disparate operating businesses and opportunities to address the substantial valuation discrepancy between the intrinsic value of these businesses and the current enterprise value of the Company. The Board must also play an active role in this debate to fully understand all options and alternatives available to the Company to address these issues. When considering these different options, the Board must weigh the ultimate expected value of each alternative against the time and risk involved in order to maximize the risk adjusted present value for shareholders.

We believe that there is a significant opportunity to unlock value at Progress for the benefit of all shareholders. We look forward to working with you and the Board to meet that objective.

Best Regards,

/s/ Jeffrey C. Smith

Jeffrey C. Smith
Managing Member
Starboard Value LP